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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/2024** AND ENDING **09/30/2025**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **McClurg Capital Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Northgate Drive, Suite 301
                                          (No. and Street)

San Rafael	**CA**	**94903**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McClurg	**(415) 472-1445**	regulatory@mcclurgcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
                          (Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180	**Lincolnshire**	**IL**	**60069**
(Address)	(City)	(State)	(Zip Code)

10/20/2009   **3874**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McClurg _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McClurg Capital Corporation _____, as of 09/30 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

California Jurat Attatched

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT

STATE OF CALIFORNIA }

COUNTY OF _Marin_ }

Subscribed and sworn to (or affirmed) before me on this __3rd__ day of __December__, __2025__
Date   Month   Year

by _____ _David McClurg_ _____

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____

Signature of Notary Public

GABE THOMAS
COMM. # 2536435
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires OCT 23, 2029

Seal
Place Notary Seal Above

------------------------------ OPTIONAL ------------------------------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Annual Reports Form_

Document Date: _12.3.25_

Number of Pages: _2_

Signer(s) Other Than Named Above: _____

McClurg Capital Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
September 30, 2025

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of McClurg Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) McClurg Capital Corporation claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) McClurg Capital Corporation stated that McClurg Capital Corporation met the identified exemption provisions without exception throughout the most recent fiscal year.

McClurg Capital Corporation also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because McClurg Capital Corporation limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and McClurg Capital Corporation (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to McClurg Capital Corporation); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

McClurg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about McClurg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
December 3, 2025

MCCLURG CAPITAL CORPORATION
Statement of Financial Condition
As of September 30, 2025

ASSETS

Current Assets

Cash and cash equivalents	299,205.65	
Deposits with clearing organizations	121,042.75	
Securities in securities, at fair value	788,122.53	
Total Current Assets		1,208,370.93
Other assets		8,255.84
TOTAL ASSETS		1,216,626.77

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	69,157.11
Accrued payroll	47,186.44
TOTAL LIABILITIES	116,343.55
MEMBER'S EQUITY	1,100,283.22
TOTAL LIABILITIES AND MEMBER'S EQUITY	1,216,626.77

See notes to the financial statements

MCCLURG CAPITAL CORPORATION
Profit and Loss
October 2024 - September 2025

REVENUE

Brokerage commissions	363,648.05
Advisory fees	950,480.33
Insurance fee revenue	55,896.90
Dividend income	18,134.91
Interest income	9,943.16
Other income	131,837.15
TOTAL REVENUE	**1,529,940.50**

OPERATING EXPENSES

Clearing, trading and exchange fees	63,271.28
Commissions	27,284.22
Other expenses	72,056.00
Insurance	30,193.68
Professional fees	70,143.96
Occupancy	75,955.10
Salaries	1,101,701.74
Taxes	7,743.73
TOTAL OPERATING EXPENSES	**1,448,349.71**

NET INCOME	**81,590.79**

See notes to the financial statements

McClurg Capital Corporation

Statement of Changes in Stockholder's
Equity for the Year Ended September 30, 2025

	Common Stock	Retained Earnings	Total
Balance at September 30, 2024	$16,063.07	$1,002,629.36	$1,018,692.43
Net income (loss)		$81,590.79	$81,590.79
Balance at September 30, 2025	$16,063.07	$1,084,220.15	$1,100,2...

Statement of Cash Flows
MCCLURG CAPITAL CORPORATION
October 1, 2024-September 30, 2025

Full name	Total
Cash flows from operating activities	
Net Income	81,590.79
Adjustments for non-cash income and expenses:	
Accounts Payable-Vendors	-47,248.49
Payroll Payable:Payroll Payable-Net	47,186.44
Pershing Clearing Deposit	-4,916.72
Prepaid Commissions	85.00
Unrealized gain on investments	-65,813.44
Total for Adjustments for non-cash income and expenses:	-$70,707.21
Net cash from operating activities	$10,883.58
Purchase of investments	-$18,480.00
Cash flows from investing activities	-18,480.00
Cash flows from financing activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-$7,596.42
Cash and cash equivalents at beginning of year	$306,802.07
CASH AND CASH EQUIVALENTS AT END OF YEAR	$299,205.65

See Notes to Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

McClurg Capital Corporation (the "Company") was incorporated in the State of California on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including those of a mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule I 5c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Presentation

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Transactions

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Equipment and Furniture, Net

Equipment and furniture, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the inconsequential balance they would have on these financial statements. There were no deferred tax expenses or benefits for the fiscal year.

As of September 30, 2025, the Company's federal and state tax returns generally remain open for the last 3 years.

Disaggregation of Revenue

The company generated a significant portion of its revenue from financial instruments comprising of insurance revenue and principal transactions. These revenues are not within the scope of FASB ASC Topic 606 "Revenue from Contracts with Customers" ("Topic 606"), because they are generated from financial instruments covered by various other areas of GAAP.

The company also has fee revenue and transaction revenue which are within the scope of Topic 606. Revenue from contracts with customers includes commission income charged to retail clients for executing transactions, markups on riskless principal transactions charged to retail clients for executing transactions, and revenue charged to clients for executing transactions in mutual funds. Under Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. The guidance requires an entity to follow a five-step model to (a) identity the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2: REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

Note 3: SEGMENT REPORTING

The company is engaged in a single line of business as a limited broker-dealer, which is comprised of several classes of services, including financial product distribution and investment advisory services. The Company has identified its President as the chief operating decision maker ("CODM") who uses the net income and cash flow analysis to evaluate the results of the business, predominantly in the forecasting process, and available capital, in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 1).

Note 4: DEPOSIT WITH CLEARING ORGANIZATION

The Company has entered into an agreement with its clearing firm to carry its accounts and the accounts of its client as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2025 was $121,042.75.

Note 5: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Equipment	21,950	5
Furniture and fixtures	10,222	5
Auto	134,869	5
Total cost of equipment and furniture	167,042	
Less: accumulated depreciation	(167,042)	
Equipment and furniture, net	0	

Depreciation expense for the year ended September 30, 2025 was $0.00.

Note 6: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 2,038.10	$ -	$ 2,038.10
State	5,705.63		5,705.63
Total income tax expense (benefit)	$ 7,743.73	$ -	$ 7,743.73

Note 7: INVESTMENTS AT FAIR MARKET VALUE

Investments at fair market value consist of common stocks, corporate bonds, and closed end mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2025, these securities are carried at their fair market value of $788,123. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $65,813.

Note 8: FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in an active market for identical assets or liabilities;

Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2025:

	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets				
Securities Held	$788,123	$788,123		
Total	$788,123	$788,123		

Note 9: OCCUPANCY

The Company leases its current office space month to month. Rent expense for the year ended September 30, 2025, was $75,955. The company pays rent month to month to the building owners with no penalty or barrier to termination, or compulsion to renew. The company has determined that the office lease does not constitute a lease or a Right of Use Asser under ASC 842.

Note 10: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with ASC No. 712, Compensation – Nonretirement Post - Employment Benefits, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution, based upon the current year's earnings, of $50,313 was made to the plan in 2025 and has been reflected in the accompanying statement of income.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2025, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2025 or during the year then ended.

Note 13: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security or a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2025 or during the fiscal year then ended.

Note 15: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 15: TRI-PARTY AGREEMENT

The Company entered into an agreement on November 4, 2016 by and among Pershing LLC a limited liability company, Herold & Lantern Investments, formerly Bernard Herold & Co. ("Broker"), a New York corporation, and McClurg Capital Corporation ("Sub-Broker"), a California corporation. Pershing and the Broker are parties to that certain fully disclosed clearing agreement, pursuant to which the Broker introduces its customer and proprietary accounts to Pershing and Pershing acts as Broker's clearing agent and carries such accounts on a fully disclosed basis. Also, the Broker and Sub-Broker have entered into an agreement to which the Broker will introduce the Sub-Broker's customer and proprietary accounts to Pershing so that the Sub-Broker may indirectly obtain benefits of the securities clearing services the Broker obtains from Pershing.

Note 16: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule I5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change day to day, but on September 30, 2025, the Company had net capital of $971,479 which was $871,479 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($116,344) to net capital was 0.1198 to 1.

Computation of net capital

Common stock	$ 16,063	
Retained earnings	1,084,220	
Total stockholder's equity		$1,100,283
Less: Non-allowable Assets		
Lease deposits	(8,256)	
Total non-allowable assets		-8,256
Net capital before haircuts		$1,092,027
Less: Haircuts and undue concentration		
Haircut on equity securities	(115,842)	
Haircut on bond mutual funds	(2,377)	
Haircut on money market funds	(2,329)	
Total haircuts & undue concentration		-120,548
Net capital		$971,479

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$7,756
Minimum dollar net capital required	$100,000

Net capital required (greater of above)	(100,000)
Excess net capital	$871,479
Aggregate indebtedness	116,344
Ratio of aggregate indebtedness to net capital	0.1198 : 1

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report filing as of September 30, 2025

See independent registered public accounting firm report.

McClurg Capital Corporation
Schedule I and II – Computation for Determination of the Reserve Requirements
and Information Relating to Possession or Control Requirements for Brokers
and Dealers Pursuant to SEC Rule 15c3-3
As of September 30, 2025

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent registered public accounting firm report

McClurg Capital Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2025



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info @cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of McClurg Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McClurg Capital Corporation as of September 30, 2025, the related Profit and Loss statement, statement of changes in stockholder's equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McClurg Capital Corporation's management. Our responsibility is to express an opinion on McClurg Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McClurg Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of McClurg Capital Corporation's financial statements. The supplemental information is the responsibility of McClurg Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McClurg Capital Corporation's auditor since 2018.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
December 3, 2025

Assertions Regarding Exemption Provisions

McClurg Capital Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer of its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David McClurg, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President _____   Date: __12/3/2025__

Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

McClurg Capital Corporation Report
on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
for the Year Ended September 30, 2025

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of McClurg Capital Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by McClurg Capital Corporation and the SIPC, solely to assist you and SIPC in evaluating McClurg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2025. McClurg Capital Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5)   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on McClurg Capital Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of McClurg Capital Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
December 3, 2025

McClurg Capital Corporation
Schedule of Securities Investor Protection
Corporation Assessments and Payments
For the Year Ended September 30, 2025

Total assessment balance (overpayment carried forward)	($5)
SIPC-6 general assessment Payment made on April 24, 2025	(165)
SIPC-7 general assessment Payment made on October 23, 2025	(239)
Total assessment balance	$409